

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Bronson Crouch
Chief Executive Officer
Instil Bio, Inc.
3963 Maple Avenue, Suite 350
Dallas, TX 75219

> **Re:** **Instil Bio, Inc.**
> **Form S-1**
> **Exhibit No. 10.1**
> **Filed February 26, 2021**
> **File No. 333-253620**

Dear Mr. Crouch:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance